Exhibit (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Year Ended December 31
(in millions)	2010	2009	2008	2007	2006

Loss from continuing operations before provision for income taxes	$(561)	$(117)	$(874)	$(257)	$(582)
Adjustments:
Undistributed (earnings) loss of equity method investees	-	-	-	(1)	(7)
Interest expense	149	119	108	143	262
Interest component of rental expense (1)	32	36	39	43	53
Amortization of capitalized interest	2	2	2	9	43
Earnings as adjusted	$(378)	$40	$(725)	$(63)	$(231)

Fixed charges:
Interest expense	149	119	108	143	262
Interest component of rental expense (1)	32	36	39	43	53
Capitalized interest	1	2	3	2	3
Total fixed charges	$182	$157	$150	$188	$318

Ratio of earnings to fixed charges	*	**	***	****	*****

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.
*	Earnings for the year ended December 31, 2010 were inadequate to cover fixed charges. The coverage deficiency was $560 million.

**	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges. The coverage deficiency was $117 million.

***	Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges. The coverage deficiency was $875 million.

****	Earnings for the year ended December 31, 2007 were inadequate to cover fixed charges. The coverage deficiency was $251 million.

*****	Earnings for the year ended December 31, 2006 were inadequate to cover fixed charges. The coverage deficiency was $549 million.